EXHIBIT 99.4

Particulars of Employees forming part of the Director’s Report for the year ended March 31, 2004
Information pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules,1975	Wipro Limited

					Date of	Total
Sr.					Employment	Experience
No.	Name	Designation	Remuneration	Qualification	(DOJ)	(in Yrs.)	Age	Last Employment
	Full Year

1	Achuthan Nair	GM-Bussiness Operations:West, Wipro Infotech	2,463,538	BE, MBA	29-Apr-91	14	39	Hindustan Petroleum

2	Anand Padmanabhan	GM-IT Infrastructure & Solutions, Wipro Infotech	3,130,106	BE, MBA	2-May-94	16	38	Almoayed Data Group

3	Anand Sankaran	GM - MIT & TOS, Wipro Infotech	2,729,645	BE	26-Jun-89	15	37	Pertech Computers

4	Anil K Jain	GM- PC Business, Wipro Infotech	2,681,242	BE, MBA	10-Apr-89	16	40	ORG Systems

5	Anurag Mehrotra	GM - Manufacturing Vertical, Wipro Infotech	2,839,275	BE	2-Jan-01	18	41	Informix International

6	Badiga L K	Chief Executive - Talent Transformation and Staffing, Wipro Technologies	4,623,221	BE, MTech	29-Oct-90	25	49	Alghmin Communication Services, Kuwait

7	Balakrishnan V	Vice President - Finance, Wipro Technologies	3,824,134	BCom, ICWA, ACS	19-Feb-92	19	45	Larsen & Toubro Ltd.

8	Balasubramanian N S	Vice President - Manufacturing , Wipro Technologies	2,546,498	BE, PGDM	12-Apr-89	15	39	First Employment

9	Bhanumurthy B M	Vice President - Retail, Wipro Technologies	2,665,953	BTech, PGDM	3-Sep-92	16	41	CMC

10	Bijay Kumar Sahoo	Vice President - Talent Engagement and Development, Wipro Technologies	3,643,351	MA (PM & LW), CAIIB-1	2-Jun-00	16	38	Pricewaterhouse Coopers

11	Deepak Jain	GM-IT Solutions & Telecom Industry, Wipro Infotech	2,688,105	BE	21-Mar-86	17	40	Raba Contel (P) Ltd.

12	Deepak Rao	GM-IT Solutions-Finance, Banking & Insurance, Wipro Technologies	2,760,032	BE, PGD	22-Jan-02	15	41	Infosys Technologies

13	Divakaran M	Chief Executive - E-Enabling & CTO, Wipro Technologies	3,775,442	BSc	10-Mar-81	31	54	ECIL

14	Dr. Anurag Srivastava	GM-Consulting & Chief Knowledge Officer, Wipro Infotech	3,096,225	BTech, MTech, PHD	15-Dec-00	13	38	eVizeon

15	Dr. Rao A L	President - Telecom & Inter-Networking Solutions, Wipro Technologies	5,155,182	PHD, MSc, BSc	14-Aug-80	30	55	ECIL

16	Dr.Chandrashekar Dharuman	Vice President - Optical Unit, Wipro Technologies	2,552,882	MSc, PHD	14-Jul-99	14	42	CMC

17	Girish S Paranjpe	Chief Executive - Finance & Insurance, Wipro Technologies	5,101,642	BCom, ICWA, CA	23-Jul-90	20	46	WIMCO Ltd.

18	Ishwar B Hemrajani	Chief Executive - Technology Products Division, Wipro Infotech	4,097,343	BE, MTech	21-May-92	19	44	Modi Xerox

19	Kurien T K	CEO- Health Science, Wipro Technologies	5,353,752	BE, CA	11-Feb-00	22	44	Wipro Net Limited

20	Madhavan Ganesan	Vice President - Business Finance Manager, Wipro Technologies	3,298,474	CA	1-Oct-02	17	40	Spectramind

21	Madhavan S	General Manager, Wipro Technologies	2,591,814	BSc, BTech	15-Sep-94	17	41	CMC

22	Manoj Punja	Vice President - Corporate, Wipro Technologies	3,178,913	BE, MBA	1-Aug-91	19	43	ORG Systems

23	Mythily Ramesh	VP & Business Head - 01 markets, Wipro Infotech	3,030,853	BE, MBA	29-Apr-88	15	39	First Employment

24	Nagamani Murthy	Department Head, Wipro Technologies	2,464,720	BE	1-Jul-91	19	43	Texas Instruments

25	Padmanabhan V S	VP - Finance & Accounts, Wipro Infotech	2,746,128	BCom, ACA	9-Nov-94	27	51	Union Carbide

26	Prakash P R S	Technical Manager, Wipro Technologies	2,959,856	BE	28-Jan-03	16	38	Ericsson India

27	Prasanna G K	Vice President -Technology Infrastructure Services, Wipro Technologies	3,275,920	BTech, PGD	2-Dec-99	20	45	Microland

28	Pratik Kumar	Corporate Vice President - HR, Corporate Office	3,728,715	BA, MBA	4-Nov-91	16	38	TVS Electronics Ltd.

29	Premji A H	Chairman - Wipro Limited	16,731,908	Gen Engg (Stanford)	17-Aug-66	37	58	—

30	Rajat Mathur	VP-International Operations, Wipro Infotech	2,400,564	BE, MBA	15-Nov-85	18	43	Horizon Mktg. & Serv.

31	Rajesh Ram Mishra	Vice President - SBU2, Wipro Technologies	2,793,462	BTech, MTech	6-May-88	18	42	International S/W Ind.

32	Rama Rao C	Vice President - Solutions Delivery, Wipro Technologies	2,621,984	BTech, MTech	4-Sep-93	20	44	Texas Instruments

33	Ramakanth Desai	Strategic Account Manager, Wipro Technologies	2,943,429	BTech	12-Aug-92	19	41	TATA UNISYS

34	Ramesh Emani	President – Embedded & Product Engineering, Wipro Technologies	5,706,796	BTech, MTech	15-Nov-83	23	47	Tata Burroughs Ltd.

35	Ranjan Acharya	Corporate Vice President - HRD, Corporate Office	3,938,029	BSc, MBA	18-Jul-94	24	47	National Institute of Comp. Edn. & Business Trg.

36	Ravishankar G S	Group Head, Wipro Technologies	2,835,486	BSc, BE, ME	28-Jan-03	23	49	Ericsson India

37	Rohit Kumar	Vice President - Energy & Utilities, Wipro Technologies	3,529,630	BE, MBA	5-Mar-02	11	37	Oracle Corporation

38	Sairaman Jagannathan	GM-Solutions Delivery, Wipro Infotech	2,683,680	BE	29-Aug-01	22	46	Mascot Systems

39	Sambuddha Deb	Chief Quality Officer, Wipro Technologies	3,114,038	BTech, PGDM	29-Jun-82	21	46	First Employment

40	Sangita Singh	Vice President - Strategic Marketing, Wipro Technologies	2,702,891	BE	1-Aug-92	12	35	HCL Ltd

41	Sanjiv K R	Vice President - E-Biz & Data Warehousing Solution, Wipro Technologies	2,505,754	MMS	16-Nov-88	18	40	DCM Daewoo

42	Sankaranarayanan G S	Vice President - Banking Practice, Wipro Technologies	2,901,070	BE, PGD	11-Jun-92	19	44	SONATA

43	Senapaty S C	Corporate Executive Vice President - Finance, Corporate Office	5,935,291	BCOM, ACA	10-Apr-80	25	47	Lovelock & Lewes

44	Shirish Kanetkar	GM - Business Operations -West, Wipro Infotech	3,004,418	Diploma, BSC	10-Sep-02	17	43	Cisco

45	Siby Abraham	Vice President - Semiconductor, Wipro Technologies	2,858,330	BTech, MTech	16-Feb-87	17	41	First Employment

46	Soumitro Ghosh	Vice President - Insurance Practice, Wipro Technologies	3,135,957	BTech, MBA	26-Nov-88	20	44	Blue Star Ltd.

47	Srinivasan P V	Vice President - Corporate Taxation, Corporate Office	2,417,145	ACA	6-Feb-97	20	44	Sundaram Fastners Ltd.

48	Subrahmanyam P	Department Head, Wipro Technologies	2,853,259	BSc, MSc, MPhil	8-Nov-83	20	44	First Employment

49	Sudhir Jha	Practice Head - Global Engagement Manager, Wipro Technologies	2,578,425	PG Diploma	29-Apr-02	13	37	Price waterhouse

50	Sudip Banerjee	President - Enterprise Solutions, Wipro Technologies	4,893,547	BA, PG Diploma in Bus. Mgmt.	2-Nov-83	22	44	HCL Infosystems

51	Sumit Ray	Group Head, Wipro Technologies	2,744,655	BE, MTech	30-Jan-03	19	44	Ericsson India

52	Suresh Vaswani	President - Wipro Infotech	5,908,225	BE, MBA	2-May-85	19	44	SKEFCO

53	Tamal Dasgupta	Corporate Vice President & CIO, Wipro Technologies	3,742,112	BCom, CA, CPA	1-Mar-00	21	53	Indian Aluminium Co.

54	Thandava Murthy T D	Chief Executive - Professional Services Division, Wipro Infotech	3,736,205	BE	5-Jul-02	23	48	COMPAQ

55	Umesh Nanda	Chief Executive - Manufacturing	2,555,484	BE	10-Oct-88	37	59	Eastern Circuits Ltd.

56	Vasudevan A	Vice President - VLSI / Systems Design, Wipro Technologies	3,241,292	MTech, BE	31-Mar-86	18	42	First Employment

57	Venkatesh V R	Vice President - SBU1, Wipro Technologies	3,253,397	BSc, MSc, MTech	22-Mar-84	20	45	Vikrant Tyres

58	Vijayarajan A	Chief Executive - HLS, Wipro Technologies	4,053,440		3-Apr-02	27	50	Hewlett Pakard

59	Vineet Agrawal	President - Consumer Care & Lighting	5,571,185	BTech, MMS	4-Dec-85	18	42	First Employment

60	Vinod Wahi	Chief Executive - Wipro Biomed	2,590,458	BSc, PGDM	1-Mar-90	28	56	Boehringer Knoll Ltd.

61	Vivek Paul	Vice Chairman, Wipro Limited	50,953,722	BE, MBA	26-Jul-99	22	45	GE Medical Systems

	Part of the year :

62	Chittaranjan A N	Senior Specialist, Wipro Technologies	2,687,754	BE, MS	28-Jan-03	14	39	Ericsson India

63	Manohar Arcot	GM - Human Resources, Wipro Infotech	605,374	MBA	2-Jan-04	15	41	ABCL Limited

64	Viswanathan K S	Vice President - Strategic Sales, Wipro Infotech	1,648,695	MA	11-Oct-03	21	46	Dell ComputersIndia

Notes :	1.	Remuneration comprises of salary, commission, allowance, medical, perquisites and Company’s contribution to PF and superannuation funds.

	2.	None of the employees listed is a relative of any director.

	3.	The nature of employment is contractual in all the above cases.

	4.	In terms of the Notification dated March 24, 2004 issued by the Department of Company Affairs employees posted and working in a country outside India, not being directors or their relatives, has not been included in the above statement.